                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 4)(*)


                         RESORTS INTERNATIONAL, INC.
              --------------------------------------------------
                               (Name of Issuer)

                    Common Stock $.01 par value per share
                    -------------------------------------
                        (Title of Class of Securities)

                                  76155 40 4
                                --------------
                                (CUSIP Number)


                  Merv Griffin, c/o The Griffin Group, Inc.
                         780 Third Avenue, Suite 1801
                          New York, New York  10017
                                (212) 753-1503
              --------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                July 15, 1994
              --------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

 Check the following box if a fee is being paid with the statement / /.
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))





                               Page 1 of 7 Pages

  CUSIP No.     761185 40 4                             13D                 Page     2   of   7   Pages
                -----------                                                         ---      ---

    1       Name of Reporting Person
            S.S. or I.R.S. Identification No. of Above Person

                Mervyn E. Griffin   ###-##-####


    2     Check the Appropriate Box if a Member of a Group(*)
                                                                                           (a) / /

                                                                                           (b) / /


    3     SEC Use Only

    4     Source of Funds(*)

          WC

    5     Check Box if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e)                                                              / /

    6     Citizenship or Place of Organization
            United States of America

                                   Sole Voting Power
                             7
                                   9,775,965
          NUMBER
            OF                     Shared Voting Power
          SHARES             8
       BENEFICIALLY                -0-
         OWNED BY
           EACH                    Sole Dispositive Power
        REPORTING            9
          PERSON                   9,775,965
           WITH
                                   Shared Dispositive Power
                             10
                                   -0-

   11     Aggregate Amount Beneficially Owned by Each Reporting Person
            9,775,965

  12      Check Box if the Aggregate Amount in Row (11) Excludes                           / /
            Certain Shares(*)

  13      Percent of Class Represented by Amount in Row (11)

            23.1%

  14      Type of Reporting Person(*)

            IN





                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          This statement relates to shares of the common stock, par value $.01 per share (the "Common Stock"), of Resorts International, Inc., a
Delaware corporation ("RII"). The address of RII's principal executive office is 1133 Boardwalk, Atlantic City, New Jersey 08401.

Item 2.  Identity and Background.

          (a)    This statement is being filed by Mervyn E. Griffin.

          (b) Mr. Griffin's business address is c/o The Griffin Group, Inc., 780 Third Avenue, Suite 1801, New York, New York 10017.

          (c) Mr. Griffin is an entertainer and investor and he serves as the Chairman of the Board of Directors of RII. RII's principal executive offices are located at 1133 Boardwalk, Atlantic City, New Jersey 08401. RII is principally engaged, through subsidiaries, in the ownership, development and operation of casino, Gaming, resort and hotel facilities in Atlantic City, New Jersey. Mr. Griffin is also Chairman of The Griffin Group, Inc. ("TGG"), an investment and management company that, among other things, provides management services to Mr. Griffin's other investments. TGG's principal executive offices are located at 780 Third Avenue, New York, New York 10017. Mr. Griffin is also Chairman of Atlantic Resorts Holdings, Inc. ("ARH"), a corporation through which Mr. Griffin holds certain securities of RII. ARH's principal executive offices are located at 780 Third Avenue, New York, New York 10017.

          (d) Mr. Griffin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Griffin has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

          (f)    Mr. Griffin is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

          Pursuant to the first reorganization of RII and certain of its subsidiaries under Chapter 11 of Title 11 of





                               Page 3 of 7 Pages
the United States Codes ("Chapter 11 Proceedings"), Mr. Griffin received an aggregate of 4,400,000 shares of common stock of RII in exchange for $12,345,918 in cash, a one-year promissory note in the amount of $11,000,000 secured by a bank letter of credit, his agreement to the merger of the wholly-owned parent of RII into a newly formed subsidiary of RII and the cancellation of the previously outstanding common stock of RII, and his agreement to waive certain rights in the Chapter 11 Proceedings and to provide certain services to RII for a period of two years. Mr. Griffin also made a $10,000 capital contribution to the former parent of RII prior to the above-referenced merger. The sources of the above-referenced funds were Mr. Griffin's personal funds.

          In connection with a subsequent reorganization of RII in Chapter 11 Proceedings completed on May 3, 1994, ARH received a Warrant to purchase 4,666,850 shares of RII Common Stock. This Warrant was initially to be issued to TGG as compensation pursuant to a License and Services Agreement, dated as of September 17, 1992 (the "License Agreement"), between TGG and RII. The right to receive this Warrant was assigned to ARH by TGG by an Assignment dated
April 20, 1994.   The outstanding shares of TGG and ARH are owned by The Merv
Griffin Living Trust ("Trust"), for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. The Warrant is currently exercisable. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 4,666,850 shares of RII Common Stock subject to the Warrant held by ARH.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market for an aggregate purchase price of $533,250. The source of funds for the acquisition was the working capital of ARH. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH.

Item 4.  Purpose of Transaction.

          Mr. Griffin acquired the first 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the Chapter 11 Proceedings. Mr. Griffin later sold 1,885 shares of Common Stock on the American Stock Exchange on December 19, 1991.

          TGG agreed to accept the Warrant in partial compensation for services rendered under the License Agreement and subsequently assigned its rights to receive the Warrant to ARH. The Warrant was issued in connection with the second restructuring of RII pursuant to the Plan of Reorganization of





                               Page 4 of 7 Pages

RII and certain of its subsidiaries (the "New Plan of Reorganization"), which Plan was consummated on May 3, 1994.

          On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market in order to increase its ownership interest in RII. The outstanding shares of ARH are owned by the Trust, for which Mr. Griffin acts as Trustee and, in that capacity, has investment and voting control over securities held by the Trust. Accordingly, Mr. Griffin may be deemed to be the beneficial owner of the 711,000 shares of RII Common Stock acquired by ARH.

          Mr. Griffin may from time to time in the future acquire additional shares of Common Stock of RII pursuant to privately negotiated transactions or in the open market. The purpose of any such acquisition would be to increase his ownership interest in RII.

          Mr. Griffin is not currently involved in any plan or proposal that would result in any of the following:

          (a) the acquisition by any person of additional securities of RII, or the disposition of securities of RII;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving RII or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of RII or any of its subsidiaries;

           (d) any change in the present board of directors or management of RII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of RII;

           (f) any other material change in RII's business or corporate structure;

           (g) changes in RII's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           (h) causing the Common Stock to be delisted from the American Stock Exchange;

           (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or





                               Page 5 of 7 Pages

           (j)   any action similar to any of those listed above.

Item 5.  Interest in the Securities of the Issuer.

          (a) Mr. Griffin beneficially owns 9,775,965 shares of the Common Stock (of which 5,109,115 shares are issued and outstanding and 4,666,850 shares are issuable upon exercise of the Warrant held by ARH) constituting 23.1% of the total issued and outstanding shares of the Common Stock of RII (assuming exercise of the Warrant).

          (b) Mr. Griffin exercises (i) sole voting and dispositive power for 5,109,115 shares of the Common Stock and (ii) sole dispositive power and, when issued, sole voting power over 4,666,850 shares issuable upon exercise of the Warrant held by ARH.

          (c) Mr. Griffin initially acquired 4,400,000 shares of Common Stock in connection with the first restructuring of RII pursuant to the first Plan of Reorganization in exchange for the consideration described in Item 3 herein. On December 19, 1991, Mr. Griffin sold 1,885 shares of Common Stock at $1.00 per share on the American Stock Exchange through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260. ARH received the Warrant on May 3, 1994 for the consideration described in Item 3 in connection with the second restructuring of RII pursuant to the New Plan of Reorganization. On July 15, 1994, ARH acquired 711,000 shares of RII Common Stock in the open market at $0.75 per share through J.P. Morgan Securities, Inc., 60 Wall Street, New York, New York 10260.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mr. Griffin.

          (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respects to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships between Mr. Griffin and anyone else with respect to any securities of RII, other than an understanding with Mr. David P. Hanlon, former President and Chief Executive Officer of RII, pursuant to which Mr. Griffin is to be granted a right of first refusal upon any disposition of shares of Common Stock acquired by Mr. Hanlon pursuant to the option granted to Mr. Hanlon under a prior Senior Management Stock Option Plan of RII. A definitive agreement has not yet been executed by the parties. Pursuant to Mr. Hanlon's option, he





                               Page 6 of 7 Pages
has the right to acquire up to 1,089,275 shares of Common Stock (the "Option Shares"). The option is presently exercisable.

Item 7.  Material to be Filed as Exhibits.

          None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 19, 1994
- --------------------------------
DATE



/s/ Mervyn E. Griffin
- -----------------------------------------------------
Mervyn E. Griffin





                               Page 7 of 7 Pages